Articles of Organization



A set of formal documents filed with the Secretary of State to legally document the creation of a new business entity.





Prepared by incfile

ARTICLES OF ORGANIZATION
OF
SKD PUBLISHING LLC
Under Section 203 of the Limited Liability Company Law

THE UNDERSIGNED, being a natural person of at least eighteen (18) years of age, and acting as the organizer of the limited liability company hereby being formed under Section 203 of the Limited Liability Company Law of the State of New York certifies that:

FIRST: The Name of the limited liability company is: **SKD PUBLISHING LLC**

SECOND: To engage in any lawful act or activity within the purposes for which limited liability companies may be organized pursuant to Limited Liability Company Law provided that the limited liability company is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency, or other body without such consent or approval first being obtained.

THIRD: The county, within this state, in which the office of the limited liability company is to be located is **NEW YORK**

FOURTH: The Secretary of State is designated as agent of the limited liability company upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the limited liability company served upon him or her is:

NEW YORK REGISTERED AGENT LLC
90 STATE ST. SUITE 700
OFFICE 40 ALBANY
NEW YORK, NY 12207

FIFTH: The limited liability company is to be managed by: **One or more members**

SIXTH: The existence of the limited liability company shall begin **upon filing of these Articles of Organization with the Department of State.**

SEVENTH: The limited liability company shall have a perpetual existence.

EIGHTH: The limited liability company shall defend, indemnify and hold harmless all members, managers, and former members and managers of the limited liability company against expenses (including attorney's fees, judgments, fines, and amounts paid in settlement) incurred in connection with any claims, causes of action, demands, damages, liabilities of the limited liability company, and any

Filed with the NYS Department of State on 09/07/2021
Filing Number: 210907001208 DOS ID: 6275061

pending or threatened action, suit, or proceeding. Such indemnification shall be made to the fullest extent permitted by the laws of the State of New York, provided that such acts or omissions which gives rise to the cause of action or proceedings occurred while the Member or Manager was in performance of his or her duties for the limited liability company and was not as a result of his or her fraud, gross negligence, willful misconduct or a wrongful taking. The indemnification provided herein shall inure to the benefit of successors, assigns, heirs, executors, and the administrators of any such person.

I certify that I have read the above statements, I am authorized to sign these Articles of Organization, that the above statements are true and correct to the best of my knowledge and belief and that my signature typed below constitutes my signature.

LOVETTE DOBSON (Signature)

LOVETTE DOBSON, ORGANIZER
17350 STATE HWY 249
#220
HOUSTON, TX 77064

Filed by:

LOVETTE DOBSON
17350 STATE HWY 249
#220
HOUSTON, TX 77064

Filed with the NYS Department of State on 09/07/2021
Filing Number: 210907001208 DOS ID: 6275061